UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 14, 2019

RESOLUTE ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34464	27-0659371
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1700 Lincoln Street, Suite 2800, Denver, CO
(Address of principal executive offices)

80203
(Zip Code)

Registrant’s telephone number, including area code: 303-534-4600

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01              Other Events.

Supplemental Disclosures to the Proxy Statement

This Current Report on Form 8-K discloses certain additional information relating to the proposed acquisition of Resolute Energy Corporation (“Resolute”) by Cimarex Energy Co. (“Cimarex”).  Subject to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 18, 2018, by and among Resolute, Cimarex, CR Sub 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Cimarex (“Merger Sub 1”), and CR Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Cimarex (“Merger Sub 2”), Merger Sub 1 will merge with and into Resolute, with Resolute continuing as the surviving corporation, and thereafter Resolute will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company.

Resolute is making the following amended and supplemental disclosures (the “Supplemental Disclosures”) to the definitive proxy statement on Schedule 14A filed by Resolute with the Securities and Exchange Commission (the “SEC”) on January 30, 2019 (the “Proxy Statement”).  The Supplemental Disclosures should be read in conjunction with the Proxy Statement, which should be read in its entirety.  Defined terms used but not defined herein have the meanings set forth in the Proxy Statement.

While Resolute believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to provide additional information to Resolute’s stockholders, Resolute is making these Supplemental Disclosures.  Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the Proxy Statement.

SUPPLEMENTAL DISCLOSURES

This supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety.  Defined terms used but not defined below have the meanings set forth in the Proxy Statement.  All page references in the information below are to pages in the Proxy Statement.  Paragraph references used herein refer to the Proxy Statement before any additions or deletions resulting from the supplemental disclosures.  The information contained herein speaks only as of February 13, 2019 unless the information indicates another date applies.

1.              The section of the Proxy Statement entitled “The Merger—Resolute Board Recommendation and Its Reasons for the Merger—Strategic Review Process” is hereby supplemented as follows:

The second bullet point on page 53 of the Proxy Statement is revised in its entirety:

Strategic Review Process.

•                  The Resolute board considered that (i) although Resolute’s intention to review and consider its strategic alternatives had been publicly announced on multiple occasions during the period from May 2018 through November 2018, and (ii) during the fall of 2018, Resolute engaged in an organized process to solicit indications of interest for a business combination with or acquisition of Resolute, including contacting a total of 13 industry participants and entering into non-disclosure agreements with four of such industry participants, no indications of interest or proposals ultimately were received from any company or entity other than Cimarex. None of the non-disclosure agreements entered into with potentially-interested transaction counterparties during 2018 contain restrictive language that would prevent the counterparty from privately  seeking a waiver of any standstill provision thereunder or otherwise from making a private proposal to Resolute.

2.              The section of the Proxy Statement entitled “The Merger—Opinions of Resolute’s Financial Advisors—Opinion of Goldman Sachs—Selected Transactions Analysis” is hereby supplemented as follows:

The chart and second paragraph on page 60 of the Proxy Statement are revised in their entirety:

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions involving oil and gas-related assets in the Delaware Basin region announced from January 2018 through November 16, 2018 for aggregate consideration greater than $100 million:

Announcement Date	Transaction	Adj $ / Acre
02/06/2018	Halcón Resources Corporation’s acquisition of certain acreage from Royal Dutch Shell	$15,868
02/06/2018	Halcón Resources Corporation’s acquisition of certain acreage from an undisclosed seller	22,037
02/20/2018	Luxe Energy II LLC’s acquisition of certain acreage from Concho Resources Inc.	12,545
02/26/2018	Luxe Energy II LLC’s acquisition of certain acreage from Centennial Resource Development, Inc.	15,488
05/10/2018	Matador Resources Company’s acquisition of acreage from an undisclosed seller	12,487
05/24/2018	Callon Petroleum Company’s acquisition of certain oil and gas properties from Cimarex Energy Co.	12,739
08/14/2018	Carrizo Oil & Gas, Inc.’s acquisition of Delaware Basin properties from Devon Energy Corporation	14,583

While none of the companies or assets that were sold in the selected transactions are directly comparable to Resolute or its assets, the companies or assets sold in the selected transactions, for the purposes of analysis, in Goldman Sachs’ professional judgment and experience, may be considered similar to certain of Resolute’s assets. Additionally, while none of the transactions used in the above analyses as a comparison is directly comparable to the contemplated transaction, the companies or assets sold in such transactions, along with the timing and size of such transactions, for purposes of analysis, in Goldman Sachs’ professional judgment, may be considered similar to the contemplated transaction.

3.              The section of the Proxy Statement entitled “The Merger—Opinions of Resolute’s Financial Advisors—Opinion of Goldman Sachs—Premia Analysis” is hereby supplemented as follows:

The chart on page 61 of the Proxy Statement is revised in its entirety:

Premia Analysis. Using publicly available information, Goldman Sachs reviewed and analyzed the acquisition premia for the following U.S. E&P acquisition transactions announced from January 1, 2009 through November 16, 2018 involving a public company target where the disclosed enterprise value was between $1 billion and $10 billion:

Announcement Date	Acquiror(s)	Target	Premia
11/01/2009	Denbury Resources Inc.	Encore Acquisition Company	34.9%
04/04/2010	SandRidge Energy, Inc.	Arena Resources, Inc.	16.8%
11/09/2010	Chevron Corporation	Atlas Energy, Inc.	36.6%
10/17/2011	Statoil ASA	Brigham Exploration Company	20.2%
04/25/2012	Halcón Resources Corporation	GeoResources, Inc.	23.4%
02/21/2013	LINN Energy, LLC and LinnCo, LLC	Berry Petroleum Company	19.8%
09/29/2014	Encana Corporation	Athlon Energy Inc.	25.2%
05/11/2015	Noble Energy, Inc.	Rosetta Resources Inc.	37.7%
05/16/2016	Range Resources Corporation	Memorial Resource Development Corp.	17.1%
01/16/2017	Noble Energy, Inc.	Clayton Williams Energy, Inc.	33.7%
06/19/2017	EQT Corporation	Rice Energy Inc.	37.4%
03/28/2018	Concho Resources Inc.	RSP Permian, Inc.	29.1%
08/14/2018	Diamondback Energy, Inc.	Energen Corporation	19.0%
10/28/2018	Denbury Resources Inc.	Penn Virginia Corporation	18.4%
10/30/2018	Chesapeake Energy Corporation	WildHorse Resource Development Corporation	24.0%
11/01/2018	Encana Corporation	Newfield Exploration Company	35.4%

4.              The section of the Proxy Statement entitled “The Merger—Opinions of Resolute’s Financial Advisors—Opinion of Goldman Sachs—General” is hereby supplemented as follows:

The fourth paragraph on page 62 of the Proxy Statement is revised in its entirety:

The Resolute board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated November 18, 2018, Resolute engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between Resolute and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of public announcement of the merger, at approximately $7.5 million, $2.5 million of which was payable on announcement of the transaction and the remainder of which is contingent upon consummation of the merger. In addition, Resolute has agreed to reimburse Goldman Sachs for certain of its expenses, including attorney’s fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

5.              The section of the Proxy Statement entitled “The Merger—Opinions of Resolute’s Financial Advisors—Opinion of Petrie Partners—Comparable Transaction Analysis” is hereby supplemented as follows:

The second full paragraph on page 66 of the Proxy Statement is revised in its entirety:

Comparable Transaction Analysis

Petrie Partners reviewed selected publicly-available information for 14 oil and gas transactions announced since July 2016 that included assets in the Texas Delaware Basin and had a value greater than or equal to $400 million. Petrie Partners reviewed all transactions with publicly-available information that it deemed to have certain characteristics similar to those of Resolute, although Petrie Partners noted that none of the reviewed transactions or the companies that participated in the selected transactions were directly comparable to Resolute.

Precedent Transactions for Resolute

Date Announced	Buyer	Seller
05/24/18	Callon Petroleum Company	Cimarex Energy Co.
12/11/17	Oasis Petroleum Inc.	Forge Energy, LLC
06/28/17	Carrizo Oil & Gas, Inc.	ExL Petroleum Management, LLC
01/24/17	Halcón Resources Corporation	Samson Exploration LLC
01/12/17	WPX Energy, Inc.	Panther Energy Company II, LLC; Carrier Energy Partners, LLC
12/20/16	KLR Energy Acquisition Corp.	Tema Oil and Gas Company
12/14/16	Diamondback Energy, Inc.	Brigham Resources Operating, LLC
12/13/16	Callon Petroleum Company	American Resource Development LLC
11/28/16	Centennial Resource Development, Inc.	Silverback Exploration, LLC
10/31/16	Occidental Petroleum Corporation	J Cleo Thompson Operating; Et al.
10/13/16	RSP Permian, Inc.	Silver Hill Energy Partners, LLC; Silver Hill E&P II, LLC
08/23/16	PDC Energy Inc.	Arris Petro. and 299 Resources
07/13/16	Diamondback Energy, Inc.	Luxe Energy LLC
07/06/16	Silver Run Acquisition Corporation	Centennial Resource Production, LLC

The minimum, mean, median and maximum price per acre multiples implied by the precedent transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Production-Adjusted Transaction Value/Acre (1)	$12,739	$33,073	$31,132	$63,234

(1)         Production-Adjusted Transaction Value per acre multiples calculated by subtracting the estimated value of current production at $30,000 per barrel of oil equivalent per day (“Boepd”) from the transaction value for each selected transaction and then dividing the remaining value by the net acreage acquired.

6.              The section of the Proxy Statement entitled “The Merger—Opinions of Resolute’s Financial Advisors—Opinion of Petrie Partners—Precedent Transactions—Oil & Gas Corporate Transactions” is hereby supplemented as follows:

The chart on page 67 of the Proxy Statement is revised in its entirety:

Date Announced	Date Closed	Acquiring Company	Target Company
11/01/18	02/13/19	Encana Corporation	Newfield Exploration Company
10/30/18	02/01/19	Chesapeake Energy Corporation	WildHorse Resource Development Corporation
10/28/18	Pending	Denbury Resources Inc.	Penn Virginia Corporation
08/14/18	11/29/18	Diamondback Energy, Inc.	Energen Corporation
06/18/18	10/18/18	MLCJR LLC (Cox Oil)	Energy XXI Gulf Coast, Inc.
03/28/18	07/19/18	Concho Resources Inc.	RSP Permian, Inc.
06/19/17	11/13/17	EQT Corporation	Rice Energy Inc.
01/16/17	04/24/17	Noble Energy, Inc.	Clayton Williams Energy, Inc.
05/16/16	09/16/16	Range Resources Corporation	Memorial Resource Development Corp.
05/11/15	07/20/15	Noble Energy, Inc.	Rosetta Resources Inc.
09/29/14	11/13/14	Encana Corporation	Athlon Energy Inc.
07/13/14	12/08/14	Whiting Petroleum Corporation	Kodiak Oil & Gas Corp.
03/12/14	06/03/14	Energy XXI (Bermuda) Limited	EPL Oil & Gas, Inc.
04/30/13	10/02/13	Contango Oil & Gas Company	Crimson Exploration Inc.
02/21/13	12/16/13	LINN Energy, LLC and LinnCo, LLC	Berry Petroleum Company
12/05/12	06/03/13	Freeport-McMoRan Copper & Gold Inc.	McMoRan Exploration Co.
12/05/12	05/31/13	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
04/25/12	08/01/12	Halcón Resources Corporation	GeoResources, Inc.
01/16/12	10/03/12	Denver Parent Corporation	Venoco, Inc.
10/17/11	12/09/11	Statoil ASA	Brigham Exploration Company
07/14/11	08/26/11	BHP Billiton Petroleum (North America) Inc.	Petrohawk Energy Corporation
11/09/10	02/18/11	Chevron Corporation	Atlas Energy, Inc.
04/15/10	11/10/10	Apache Corporation	Mariner Energy, Inc.
04/04/10	07/16/10	SandRidge Energy, Inc.	Arena Resources, Inc.
12/14/09	06/25/10	ExxonMobil Corporation	XTO Energy Inc.
11/01/09	03/10/10	Denbury Resources Inc.	Encore Acquisition Company
09/15/09	11/25/09	Apollo Management, LP	Parallel Petroleum Corporation
04/27/09	09/29/09	Atlas America, Inc.	Atlas Energy Resources, LLC

7.              The section of the Proxy Statement entitled “The Merger—Opinions of Resolute’s Financial Advisors—Opinion of Petrie Partners—Capital Market Comparison Analysis” is hereby supplemented as follows:

Paragraphs one and two and the chart on page 70 of the Proxy Statement are revised in their entirety:

The trading multiples for the Resolute peer group are set forth below.

Company	Market Value/’18E Disc. Cash Flow	Market Value/’19E Disc. Cash Flow	Enterprise Value/’18E EBITDA	Enterprise Value/’19E EBITDA	Enterprise Value/Proved Reserves ($/Boe)	Enterprise Value/’18E Production ($/Boepd)	Enterprise Value/’19E Production ($/Boepd)
Centennial Resource Development, Inc.	7.1x	5.3x	7.7x	5.7x	$29.51	$88,758	$63,734
Callon Petroleum Company	5.1x	3.5x	7.9x	5.2x	25.39	106,884	77,210
Jagged Peak Energy Inc.	6.3x	5.1x	7.1x	5.8x	38.97	95,235	75,970
Laredo Petroleum, Inc.	2.2x	1.9x	3.8x	3.3x	10.49	35,859	31,466
Halcón Resources Corporation	7.8x	2.6x	10.7x	4.9x	21.48	76,319	41,955
Rosehill Resources Inc.	0.9x	0.7x	3.1x	2.3x	21.08	36,790	27,033
Lilis Energy, Inc.	7.1x	2.1x	10.6x	4.1x	32.76	70,220	40,404

Minimum, Mean, Median, Maximum Multiples
Maximum	7.8x	5.3x	10.7x	5.8x	$38.97	$106,884	$77,210
Median	6.3x	2.6x	7.7x	4.9x	25.39	76,319	41,955
Mean	5.2x	3.0x	7.3x	4.5x	25.67	72,866	51,110
Minimum	0.9x	0.7x	3.1x	2.3x	10.49	35,859	27,033

Based upon its review of the peer group and its judgment of the comparability of each peer considering size, asset location, commodity mix and other factors, Petrie Partners selected market value multiple ranges for Resolute of 4.0x - 6.0x 2018E discretionary cash flow and 3.0x - 4.0x 2019E discretionary cash flow, enterprise value multiple ranges of 6.5x - 8.0x 2018E EBITDA, 4.0x - 5.0x 2019E EBITDA, $25.00 - $30.00 per Boe of proved reserves, $60,000 - $75,000 per Boepd of 2018E production and $40,000 - $50,000 per Boepd of 2019E production.

8.              The section of the Proxy Statement entitled “The Merger—Opinions of Resolute’s Financial Advisors—Opinion of Petrie Partners—Miscellaneous” is hereby supplemented as follows:

The fifth full paragraph of page 71 of the Proxy Statement is revised in its entirety:

Under the terms of Petrie Partners’ engagement letter with Resolute, Petrie Partners provided Resolute financial advisory services and rendered a fairness opinion in connection with the merger. The engagement letter between Resolute and Petrie Partners provides for a transaction fee that is estimated, based on the information available as of the date of public announcement of the merger, at approximately $10.0 million, $2.5 million of which was payable on the announcement of the transaction and the remainder of which is contingent upon consummation of the merger. In addition, Resolute has agreed to reimburse Petrie Partners for certain of its expenses, including attorney’s fees and disbursements, and to indemnify Petrie Partners and related persons against various liabilities.

Production Update

Resolute’s aggregate fourth quarter 2018 production averaged approximately 36,014 barrel of oil equivalent (“Boe”) per day and fourth quarter 2018 oil production averaged approximately 16,792 barrels of oil per day.  Resolute’s aggregate full year 2018 production averaged approximately 29,623 Boe per day.  Oil and liquids accounted for 46% and 72% of aggregate full year 2018 production, respectively.

Based on information and data available to date, first quarter 2019 total equivalent production is anticipated to be essentially flat as compared to fourth quarter 2018 levels with slightly lower oil production, the result of a reduction in drilling and completion activity as Resolute prepares for a smooth transition of operations to Cimarex in anticipation of the merger scheduled to close on March 1, 2019.

*        *        *

Additional Information and Where to Find It

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed transaction between Resolute and Cimarex. In connection with the proposed transaction, Cimarex has filed with the SEC a registration statement on Form S-4, as amended, that includes a proxy statement of Resolute and a prospectus of Cimarex. The registration statement became effective on January 30, 2019. Resolute filed the Proxy Statement on January 30, 2019. The proxy statement/prospectus was mailed to stockholders of Resolute on or about January 30, 2019.  Each of Resolute and Cimarex also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS OF RESOLUTE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Resolute and Cimarex, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Resolute will be available free of charge on Resolute’s website at https://www.resoluteenergy.com/

under the tab “Investors” and then under the heading “SEC Filings.” Copies of the documents filed with the SEC by Cimarex will be available free of charge on Cimarex’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.”

Certain Information Concerning Participants

Resolute, Cimarex and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from Resolute’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Cimarex is set forth in Cimarex’s definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 30, 2018. Information about the directors and executive officers of Resolute, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and is set forth in its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 18, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Resolute or Cimarex using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Information

This report includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements; however the absence of these words does not mean the statements are not forward-looking. Forward-looking statements in this report, such as statements regarding anticipated first quarter 2019 production and the anticipated closing date of the proposed transaction, include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: the expected timing and likelihood of completion of the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Resolute may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Cimarex’s common stock or Resolute’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the outcome of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Cimarex and Resolute to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits, inaccuracy in expected production rates, the success of the business and financial strategy, hedging strategies and plans of Resolute, the amount, nature and timing of capital expenditures of Resolute, including future development costs, uncertainty surrounding timing of identifying drilling locations and necessary capital to drill such locations, the potential for downspacing, infill or multi-lateral drilling in the Permian Basin or obstacles thereto, the timing of issuance of permits and rights of way, the timing and amount of future production of oil and gas, availability of drilling, completion and production personnel, supplies and equipment, potential delays in the completion, commissioning and optimization schedule of Resolute’s facilities construction projects or any potential breakdown of such facilities, the impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters, operational problems or uninsured or underinsured losses affecting Resolute’s operations or financial results, risks and uncertainties associated with horizontal drilling and completion techniques, the availability of water and our ability to adequately treat and dispose of water during and after drilling and completing wells, and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Resolute’s control. Additional factors that could cause results to differ materially from those described above can be found in Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.cimarex.com and on the SEC’s website at http://www.sec.gov, and in Resolute’s annual reports on Form 10-K,quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Resolute’s website at http://www.resoluteenergy.com and on the SEC’s website at http://www.sec.gov.

Actual results may differ materially from those contained in the forward-looking statements in this report. Resolute undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOLUTE ENERGY CORPORATION

Date: February 14, 2019	By:	/s/ Richard F. Betz
Richard F. Betz
Chief Executive Officer